Exhibit 99.2

Bragg Gaming Group Inc.

MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND TWELVE-MONTH PERIODS

ENDED DECEMBER 31, 2025

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2025	1

1.MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Bragg Gaming Group Inc on a consolidated basis, for the three months ("4Q 2025") and year ended December 31, 2025. References to “Bragg”, the “Group” or the “Company” in this MD&A refers to Bragg Gaming Group Inc and its subsidiaries, unless the context requires otherwise. This document should be read in conjunction with the information presented in the audited consolidated financial statements for the year ended December 31, 2025 (the “2025 financial statements”).

For reporting purposes, the Company prepared the 2025 financial statements in European Euros (“EUR”) and, unless otherwise indicated, in conformity with IFRS® Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The financial information contained in this MD&A was derived from the 2025 financial statements. Unless otherwise indicated, all references to a specific “note” refer to the notes to the 2025 financial statements.

This MD&A references non-IFRS financial measures and metrics, including those under the headings “Selected Financial Information” and “Other Financial Information” below. The Company believes these non-IFRS financial measures and metrics will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions. Although management believes these financial measures are important in evaluating the Company, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Non-IFRS measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures and metrics may be different from non-IFRS financial measures and metrics used by other companies, limiting their usefulness for comparison purposes. These non-IFRS measures and metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may nor otherwise be apparent when relying solely on IFRS measures. The non-IFRS measures and metrics used in this MD&A are “EBITDA”, “Adjusted EBITDA”, and “Adjusted EBITDA Margin”. See “Financial Results - Other Financial Information” in this MD&A for a reconciliation of these non-IFRS measures and metrics to their closest comparable IFRS measures and metrics.

This MD&A and, in particular the information in respect of Bragg’s prospective revenues and Adjusted EBITDA may contain future oriented financial information (“FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook on Bragg’s proposed activities and potential results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions, including assumptions with respect to customer growth and market expansion. Bragg and its management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments; however, the actual results of operations of Bragg and the resulting financial results may vary from the amounts set forth herein and such variations may be material. FOFI contained in this MD&A was made as of the date of this MD&A and Bragg disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

Unless otherwise stated, in preparing this MD&A the Company has considered information available to it up to March 19, 2026, the date the Company’s board of directors (the “Board”) approved this MD&A.

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2.CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Canadian securities legislation and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and projections and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Company, its subsidiaries and their respective customers and industries. Although the Company and management believe the expectations and projections reflected in such forward-looking statements are appropriate and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations and projections will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

By their nature forward-looking statements are subject to known and unknown risks, uncertainties, and other factors which may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among other things, the Company’s stage of development, long-term capital requirements and future ability to fund operations, future developments in the Company’s markets and the markets in which it plans to compete, risks associated with its strategic alliances, the impact of entering new markets on the Company’s operations, and risks associated with new or proposed gaming regulations. Each factor should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking statements. For a detailed description of risk factors associated with the Company, please refer to the “Risk Factors” section in the Company’s current annual information form (the “AIF”), a copy of which is available electronically on the Company’s website, under the Company’s SEDAR+ profile at www.sedarplus.ca and under the Company’s EDGAR profile at www.sec.gov/search-filings.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations and projections upon which they are based might not occur. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Company, forward-looking statements in this MD&A describe the Company’s expectations and projections as of March 19, 2026, and, accordingly, are subject to change after such date. The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

3.LIMITATIONS OF SELECTED FINANCIAL INFORMATION AND OTHER DATA

The Company’s selected financial information are calculated using internal Company data. While these numbers are based on what the Company believes to be reasonable judgments and estimates of customer numbers for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its product offerings across its customer base. In addition, the Company’s selected financial information and related estimates may differ from estimates published by third parties or from similarly titled metrics of its competitors due to differences in methodology and access to information.

For important information on the Company’s non-IFRS measures, see the information presented in “Selected financial information” below. The Company continually seeks to improve its estimates of its active customer base and the level of customer activity, and such estimates may change due to improvements or changes in the Company’s methodology.

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4.OVERVIEW OF FINANCIAL YEAR 2025

Bragg Gaming: Overview and Strategy

Bragg is a content-driven business-to-business (“B2B”) iGaming and vertically integrated technology provider. Its suite of iGaming content and technology, commercial relationships and operational licenses allows it to offer a complete gaming solution in regulated online gaming markets globally. Its premium content portfolio currently includes over 10,000 casino game titles, including proprietary games developed by its in-house studios, exclusive titles developed by third-party partners on its remote games server as well as aggregated, licensed games from top studios around the world.

The Company’s proprietary suite of products includes a player account management (“PAM”) platform, which provides the tools required to operate an online gaming business, including player engagement and data analysis software. The Company’s technology was developed on a greenfield basis and is not dependent on legacy code. The Company’s suite of products and services offers a one-stop solution to its customers that is adaptable to various gaming markets and legislative jurisdictions, including in North American, South American and European iGaming markets.

The Company was incorporated by Articles of Incorporation pursuant to the provisions of the Canada Business Corporations Act on March 17, 2004, and on December 20, 2018, the Company completed a business combination transaction to acquire Oryx Gaming International LLC (“Oryx”), a full turnkey iGaming solutions provider with an established customer base in Europe and Latin America.

In June 2021, the Company acquired Wild Streak LLC, doing business as Wild Streak Gaming (“Wild Streak”), a leading iGaming content studio based in Las Vegas, Nevada with a portfolio of proprietary titles distributed globally, including in the U.S. and Europe.

In June 2022, the Company acquired Spin Games LLC (“Spin”), a Reno, Nevada-based iGaming technology supplier and content provider licensed and active in key regulated North American jurisdictions.

In September 2022, the Company consolidated its group of companies including Oryx, Wild Streak and Spin under the single brand name, Bragg Group.

The Company is dual-listed on the Nasdaq Global Select Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”), both under the symbol BRAG.

The Company aims to grow its business as a vertically integrated B2B provider to regulated online casinos, regulated online sports betting, lottery and land-based casino offerings in global markets.

Driven by an experienced management team and offering its differentiated content portfolio, software-as-a-service technology and managed services, the Company aims to be a leading vertically integrated B2B provider to regulated online casinos, regulated online sports betting, lottery and land-based casino offerings in global markets.

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Financial performance for the three-month period ended December 31, 2025

The Company is pleased to report on its financial performance during the three months ended December 31, 2025. The Company has continued to deliver against its strategic objectives, achieving growth, while remaining committed to revenue diversification and geographic expansion.

The Company has only one operating segment: B2B online gaming, and as of December 31, 2025 it derived 82.4% of its revenue from its games and content services, with the remainder of its revenue coming from iGaming platform and Turnkey solutions. The Company’s customer base consists only of online gaming operators. The principal products and services provided by the Company are the licensing of its iGaming technology, games and content, and managed services. For the three months ended December 31, 2025, the majority of the Company’s operating revenue was geographically based in Europe, though this segmentation is not correlated to the geographical location of the Company’s worldwide end-user base.

Revenues

For the three months ended December 31, 2025, the Company’s revenue1 increased from the same period in the previous year by 1.9% to EUR 27.7m (4Q24: EUR 27.2m) despite a 5% decline in revenue from the Netherlands due to regulatory changes and an increase in gaming taxes from 30.5% to 34.2%. Key growth areas include Brazil and the U.S., where revenue increased by 42.1% and 55.0%, respectively, compared to 4Q 2025.

Factoring out the Netherlands, revenue grew by 5.1%2 mainly derived from the games and content products. Total games and content products revenue amounted to EUR 22.8m (4Q24: EUR 20.7m) and accounted for 82.4% (4Q24: 76.1%) of total revenues, as demand for the Company’s unique games and content and technology proposition continues to grow. Growth in this revenue stream, particularly in the U.S. market, has been supported by continued investment and innovation in its technology, games development and product offering.

Gross profit

Gross profit decreased compared to the same period in the previous year by 0.7% to EUR 15.7m (4Q24: EUR 15.8m) with gross margin decreasing by 150 bps to 56.5% (4Q24: 58.0%). The gross profit margin decrease is primarily due to generating higher third-party product revenue, which attracts lower margins, as well as recording lower PAM and managed services revenues.

Expenses

Selling, general and administrative expenses decreased compared to the same period in the previous year by 6.7% to EUR 15.7m, (4Q24: EUR 16.9m) representing 56.9% of the total revenue (4Q24: 62.1%).

These changes in the quarter were driven by the following:

(a)	Salaries and subcontractors decreased by 8.3% to EUR 6.9m (4Q24: EUR 7.5m) due to management staff restructuring efforts over the past year.

1 Revenue includes group share in Game and content, platform fees and management and turnkey solutions.

2 5.1% YoY revenue growth excluding revenue derived from Bragg's customers licensed and operating in the Netherlands jurisdiction.

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(b)	Share based compensation costs amounted to a credit of EUR 0.2m (4Q24: EUR 0.1m debit). The decrease reflects a reduction in the fair value of share appreciation rights (“SARs”) awarded to the executive management on 29 December 2024, primarily driven by lower share price at the end of the year.

Total employee costs (including share-based compensation charge) decreased by EUR 0.9m to EUR 6.7m (4Q24: EUR 7.6m).

(c)	Information technology and hosting increased by EUR 0.3m to EUR 1.6m (4Q24: EUR 1.3m) as a result of hosting and security enhancements.
(d)	Professional fees decreased by EUR 0.9m to EUR 1.1m (4Q24: EUR 2.0m) and were mainly comprised of audit and tax advisory, legal, recruitment, regulatory and licensing costs. The higher expenses in the prior period related to various non-recurring expenses incurred in connection with the Company’s strategic review process.
(e)	Corporate costs increased to EUR 0.2m (4Q24: EUR 0.1m) which relate to increased costs incurred in connection with the Company’s listing on the Nasdaq and TSX, as well as costs of investor and public relations activities as part of the Company’s general corporate strategy.
(f)	Sales and marketing increased to EUR 0.2m (4Q24: EUR nil) primarily due to timing of expenditure throughout the year.
(g)	Travel and entertainment were EUR 0.5m (4Q24: EUR 0.4m) primarily due to timing of employee travel and corporate events and entertainment.
(h)	Other operational costs have remained generally static at EUR 0.9m (4Q24: EUR 0.8m).

Profitability

Total operating loss for the three-month period amounted to EUR 0.1m (4Q24: operating loss of EUR 0.7m), a decrease of EUR 0.6m as a result of the decrease in selling, general and administrative expenses of EUR 1.1m, which were partially offset by decrease in gross profit of EUR 0.1m and a gain on remeasurement of deferred consideration of EUR 0.4m made in 4Q24.

The Company’s Adjusted EBITDA marginally decreased from the same period in the previous year by 2.5% to EUR 4.6m (4Q24: EUR 4.7m) with Adjusted EBITDA Margin decreasing by 85 bps to 16.5% (4Q24: 17.2%). The Adjusted EBITDA stayed broadly consistent due to cost control measures put in place across the Company. For an explanation of the components of Adjusted EBITDA and Adjusted EBITDA Margin and a reconciliation to Net Loss, see “Financial Results – Other Financial Information” in this MD&A.

Management currently expects the Company’s profitability to improve following a strategic realignment and headcount reductions announced on January 8, 2026, with a focus on integration and optimization.

Cash flow

Cash flows generated from operating activities for the three months ended December 31, 2025, amounted to an inflow of EUR 8.4m (4Q24: EUR 2.7m) with the underlying operating performance remaining at EUR 3.8m (4Q24: EUR 3.8m) coupled with positive movement in working capital of EUR 4.6m (4Q24: negative EUR 1.1m).

Cash flows used in investing activities amounted to an outflow of EUR 5.0m (4Q24: EUR 4.3m), as a result of increased investment in software development costs and property and equipment.

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Cash flows used in financing activities amounted to an inflow of EUR 0.2m (4Q24: EUR 0.4m outflow), mainly due to the proceeds from the revolving credit facility withdrawn in 4Q 2025.

Financial performance for the year ended December 31, 2025

Revenue

The Company’s revenue for the year ended December 31, 2025, increased from the previous year by 4.0% to EUR 106.1m (2024: EUR 102.0m) continuing yearly growth since FY2022. The Company’s positive year-over-year revenue growth was derived mainly from the onboarding of new customers in various jurisdictions, development work with our partners and a strong revenue performance from its proprietary casino games studio and existing U.S. customer base.

Gross Profit

Gross profit increased compared to the previous year by 7.9% to EUR 58.3m (2024: EUR 54.0m) with gross margins also increasing by 201 bps to 55.0% (2024: 53.0%). The gross profit and gross profit margin increases are mainly as a result of the shift in the product mix towards proprietary products.

Expenses

Selling, general and administrative expenses increased from the previous year by 9.9% to EUR 63.5m (2024: EUR 57.8m) amounting to 59.9% of total revenue (2024: 56.7%). Expenses were mainly driven by an increase of EUR 3.0m in salaries and subcontractors due to higher headcount, a change in the mix of operating geographies and general pay rises; EUR 0.6m in share-based compensation due to the introduction of SARs and EUR 2.5m in depreciation and amortization due to continuous investment in software development costs.

Profitability

Adjusted EBITDA amounted to EUR 16.6m (year ended December 31, 2024: EUR 15.8m), with Adjusted EBITDA Margin marginally increasing by 12 bps to 15.6% (year ended December 31, 2024: 15.5%). Operating loss amounted to EUR 5.3m (year ended December 31, 2024: 3.5m), an increase in loss of EUR 1.8m as a result of increase in total employee costs and amortization and depreciation as discussed in previous section, partially offset by increase in gross profit as a result of the shift in the product mix towards proprietary products. For an explanation of the components of Adjusted EBITDA and Adjusted EBITDA Margin and a reconciliation to Net Loss, see “Financial Results - Other Financial Information” in this MD&A.

Profitability is expected to further improve following a strategic realignment and headcount reductions announced on January 8, 2026, with a focus on integration and optimization.

Cash flow

Cash flows generated from operating activities for the year ended December 31, 2025 amounted to EUR 17.9m (year ended December 31, 2024: EUR 11.2m) with the underlying operating performance increasing to EUR 15.2m (year ended December 31, 2024: EUR 14.1m) coupled with a net positive movement in working capital and income taxes paid of EUR 2.8m (year ended December 31, 2024: net negative EUR 2.9m).

Cash flows used in investing activities amounted to EUR 15.7m (year ended December 31, 2024: EUR 13.2m), an increase of EUR 2.5m primarily driven by increased investment in software development costs and investment in associates.

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Cash flows generated from financing activities amounted to an outflow of EUR 4.9m (year ended December 31, 2024: EUR 3.6m inflow) mainly consisting of the repayment of amounts outstanding under a promissory note of EUR 6.1m (year ended December 31, 2025: EUR nil), repayment of lease liability of EUR 1.3m (year ended December 31, 2024: EUR 0.8m), interest and financing charges of EUR 1.0m (year ended December 31, 2024: EUR 1.1m) and repayment of convertible debt of EUR 1.4m in prior year, partially offset by proceeds from revolving credit facility of EUR 3.5m (year ended December 31, 2024: promissory note of EUR 6.5m).

Financial position

Cash and cash equivalents as of December 31, 2025 amounted to EUR 6.7m (December 31, 2024: EUR 10.5m), a decrease of EUR 3.8m as a result of EUR 17.9m in cash generated from operating activities offset by EUR 15.7m used in investing activities, EUR 4.9m used in financing activities and EUR 1.1m of foreign exchange loss.

Trade and other receivables as of December 31, 2025, totalled EUR 21.9m (December 31, 2024: EUR 20.1m), an increase of EUR 1.0m driven by timing of billing and cash collection.

Trade payables and other liabilities as of December 31, 2025, increased by EUR 5.6m to EUR 25.5m (December 31, 2024: EUR 19.9m), primarily driven by timing of payments.

Others

●	Financing: During the year ended December 31, 2025, the Company fully repaid the USD 7.0m secured promissory note. On September 12, 2025, the Company entered into a financing agreement with a Tier One Canadian financial institution for certain revolving credit facilities in a maximum aggregate amount of up to USD 6.0m. During the second half of year ended December 31, 2025, the Company drew CAD 4.5m in CDN$ Term CORRA loans and CAD 1.1m in CDN$ Prime Rate loans.
●	Share Capital: As at December 31, 2025, the number of issued and outstanding shares was 25,553,293 (December 31, 2024: 25,042,982), the number of outstanding awards from equity incentive plans was 1,003,842 (December 31, 2024: 1,909,012), and the number of warrants issued in connection with convertible debt was 979,048 (December 31, 2024: 979,048).
●	Employees: As at December 31, 2025, the Company employed 534 employees, contractors and sub-contractors (December 31, 2024: 502) across Europe, North America, South America and India.

Strategic Progress

Bragg continuously delivers on its focused, global strategy of becoming a leader in iGaming by striving to provide best-in-class games and technology solutions which consistently meet and exceed industry standards.

Functioning as a go-to Nasdaq and TSX-listed regulated iGaming supplier to a dynamic portfolio of iGaming customers, Bragg can draw on a suite of online casino content and technology solutions which are available in more than 30 regulated iGaming jurisdictions globally.

The Company creates and delivers online casino content, including leading-edge proprietary content and top-tier online casino games from third-party studios. Bragg also serves as an enablement partner for online casino, sports betting and lottery operators looking to launch, run, scale and optimize their websites and apps for maximum success.

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With a strong focus on the end user experience, Bragg leverages advanced analytics and increasingly powerful Artificial Intelligence (“AI”) with the aim of enhancing player engagement, maximizing of revenue potential and driving smarter, more efficient iGaming operations.

The Company’s strategic focus areas to achieve its vision are:

a)	Shifting Revenue Concentration

The Company aims to increase the percentage of revenue derived from the development and delivery of proprietary online casino content in order to provide a more margin-accretive mix and to improve profitability, to further the Company’s goal of reducing reliance on revenue from aggregated, non-exclusive online casino content by year end.

b)	Brazil Growth

Bragg has seen consistent revenue growth in the Brazilian regulated iGaming market, having commenced operations on the day of the market opening on January 1, 2025. Bragg continues to assert its belief that its proprietary and exclusive content and aggregation business can capture a significant share of the USD 5.7 billion Brazilian market which is expected to rise to USD 7.7 billion by 2030, according to H2 Gambling Capital. In the third quarter of 2025 Bragg launched its proprietary and exclusive content with BetMGM, Aposta Ganha and Winpot in the Brazilian market.

c)	U.S. Market Penetration

Bragg believes that it is strategically positioned for significant growth in the U.S. market through the leveraging of its proprietary and exclusive content portfolio. By integrating with top-tier operators including FanDuel, DraftKings, Rush Street, Caesars and BetMGM and securing licenses in all key iGaming states, the Company’s content is accessible to over 90% of the U.S. regulated iGaming market, valued at over USD 10 billion, according to H2 Gambling Capital. The Company expects further states to introduce regulatory frameworks for online casino operations in the coming years, with the total addressable market at maturity projected at over USD 75 billion. The Company believes that it is well positioned to scale with the market. With technical integrations and commercial agreements already in place with the leading U.S. facing online casino operators, management believes that the projected costs and barriers for the Company to roll out in newly regulated U.S. jurisdictions are low, or negligible.

Outlook

Revenue Guidance

Revenue for the year ended December 31, 2026 is expected to be in the range of EUR 97.0m to EUR 104.5m, despite the Company anticipating that it will have to continue navigating increasingly complex regulatory compliance requirements and recent tax changes in the Netherlands and other regions in which the Company operates.

Adjusted EBITDA Guidance

Adjusted EBITDA for the year ended December 31, 2026 is forecasted to be in the range of EUR 16.0m to EUR 19.0m (representing an Adjusted EBITDA Margin of approximately 16.0% to 18.0%), supported by factors which include a continuing shift toward higher-margin product offerings and the structural cost savings expected from the plans to utilize AI to drive cost efficiencies and improve operational excellence.

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5.FINANCIAL RESULTS

5.1BASIS OF FINANCIAL DISCUSSION

The financial information presented below has been prepared to examine the results of operations from continuing activities.

The presentation currency of the Company is the Euro, while the functional currencies of its subsidiaries are Euro, Canadian dollar, United States dollar, British pound sterling, and Brazilian real due to primary location of individual entities within our corporate group. The presentation currency of the Euro has been selected as it best represents the majority of the Company’s economic inflows, outflows as well as its assets and liabilities.

5.2SELECTED ANNUAL INFORMATION

The primary non-IFRS financial measure which the Company uses is Adjusted EBITDA. When internally analyzing underlying operating performance, management excludes certain items from EBITDA (earnings before interest, tax, depreciation, and amortization)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
EUR 000	2025	2024	2025	2024
Revenue	27,686	27,160	106,074	102,001
Net Loss	(1,341)	(678)	(8,115)	(5,147)
EBITDA	4,419	4,039	14,107	13,351
Adjusted EBITDA	4,561	4,682	16,549	15,790

Basic Loss Per Share	(0.05)	(0.03)	(0.32)	(0.21)
Diluted Loss Per Share	(0.05)	(0.03)	(0.32)	(0.21)

	As at	As at
	December 31,	December 31,
	2025	2024
Total assets	99,349	106,595
Total non-current liabilities	3,954	3,982

Dividends paid	nil	nil

As at December 31, 2025, non-current financial liabilities primarily consists of EUR 2.7m in lease obligations on right of use assets in relation to office leases (December 31, 2024: EUR 2.8m).

With the exception of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin, the financial data has been prepared to conform with IFRS as issued by the International Accounting Standards Board. These accounting principles have been applied consistently across for all reporting periods presented.

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5.3OTHER FINANCIAL INFORMATION

To supplement its 2025 financial statements presented in accordance with IFRS, the Company considers certain financial measures and metrics that are not prepared in accordance with IFRS. The Company uses such non-IFRS financial measures and metrics in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that such measures and metrics help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures.

The Company also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. The Company uses the non-IFRS financial measures and metrics “EBITDA”, “Adjusted EBITDA” and “Adjusted EBITDA Margin”, each as defined below in this MD&A. The most directly comparable financial measure to each of EBITDA and Adjusted EBITDA is Net Loss. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. The Company’s management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

The Company defined such non-IFRS measures as follows:

“EBITDA” means net income (loss) plus interest, taxes, depreciation and amortization; provided that all revenue, costs and expenses shall be recorded on an accrual basis. The Company’s method of calculating EBITDA may differ from the method used by other issuers and, accordingly, the Company’s EBITDA calculation may not be comparable to similarly titled measures used by other issuers.

“Adjusted EBITDA” means EBITDA after: (i) adding back share based compensation; (ii) adding back or deducting gain (loss) on lease modification; (iii) deducting lease payments recorded as a depreciation of right-of-use assets and lease interest expense; (iv) adding back or deducing gain (loss) on lease modification; (v) adding back or deducting gain (loss) on re-measurement of deferred consideration; (vi) adding back or deducting gain (loss) on re-measurement of derivative liability; (vii) adding back or deducting gain (loss) on settlement of convertible debt; (viii) adding back certain exceptional costs; (ix) adding back transaction and acquisition costs; and (x) adding back or deducting gain (loss) on disposal of tangible assets. “Adjusted EBITDA Margin” means Adjusted EBITDA divided by revenue. A reconciliation of operating loss to EBITDA and Adjusted EBITDA is as follows:

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	Three Months Ended December 31,		Year Ended December 31,
EUR 000	2025	2024	2025	2024
Net Loss	(1,341)	(678)	(8,115)	(5,147)
Income taxes (expense) recovery	758	(763)	1,725	(1,553)
Loss Before Income Taxes	(583)	(1,441)	(6,390)	(6,700)
Net interest expense and other financing charges	495	787	1,072	3,157
Depreciation and amortization	4,507	4,693	19,425	16,894
EBITDA	4,419	4,039	14,107	13,351
Depreciation of right-of-use assets	(336)	(204)	(1,106)	(806)
Lease interest expense	(29)	(39)	(112)	(123)
Gain on lease modification	—	—	(105)	—
Share based compensation	(203)	99	1,386	809
Transaction and acquisition costs	72	90	484	162
Exceptional costs	643	1,158	1,743	2,604
Gain on disposal of tangible assets	(5)	—	(5)	—
Loss on remeasurement of derivative liability	—	—	—	94
Gain on settlement of convertible debt	—	—	—	(169)
(Gain) Loss on remeasurement of deferred consideration	—	(461)	157	(132)
Adjusted EBITDA	4,561	4,682	16,549	15,790

Exceptional costs in the year ended December 31, 2025 include EUR 1.2m of legal and professional fees related to non-recurring corporate and regulatory matters, including legal costs incurred in connection with obtaining the revolving credit facility and matters arising from the cyber breach.

Exceptional costs in the year ended December 31, 2024 include EUR 1.2m relating to legal and professional costs associated with non-recurring strategic process driven cost, corporate and regulatory matters, and expenses related to the Board’s strategic review and EUR 1.2m associated with projects aimed at enhancing the Company’s overall operational framework.

Loss on remeasurement of derivative liability is due to remeasurement of the present value of the conversion options embedded in the convertible debt instrument, whilst gain on settlement of convertible debt arose from cash-in-lieu settlement of the debt. Gain (Loss) on remeasurement of deferred consideration is due to remeasurement of the present value of deferred share consideration in relation to the acquisition of Spin, which was fully settled on June 05, 2025, with the issuance of 371,496 shares.

5.4SELECTED FINANCIAL INFORMATION

Selected financial information is as follows:

	Three Months Ended December 31,			Year Ended December 31,
EUR 000	2025	2024	2023	2025	2024	2023
Revenue	27,686	27,160	23,357	106,074	102,001	93,519
Operating Loss	(88)	(654)	(431)	(5,318)	(3,543)	(777)
EBITDA	4,419	4,039	3,327	14,107	13,351	12,290
Adjusted EBITDA	4,561	4,682	2,786	16,549	15,790	15,236

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2025	12

	As at	As at
	December 31,	December 31,
	2025	2024
Total assets	99,349	106,595
Total liabilities	36,647	33,096

TRADE AND OTHER RECEIVABLES

	As at	As at
	December 31,	December 31,
EUR 000	2025	2024
Trade receivables	20,398	19,558
Sales tax receivables	724	514
Trade and other receivables	21,122	20,072

The following is an aging of the Company’s trade receivables:

	As at	As at
	December 31,	December 31,
EUR 000	2025	2024
Less than one month	17,858	18,984
Between two and three months	2,697	660
Greater than three months	1,370	2,411
	21,925	22,055
Provision for expected credit losses	(1,527)	(2,497)
Trade receivables	20,398	19,558

TRADE PAYABLES AND OTHER LIABILITIES

	As at	As at
	December 31,	December 31,
EUR 000	2025	2024
Trade payables	9,148	3,236
Accrued liabilities	16,300	16,666
Other liabilities	72	44
Trade payables and other liabilities	25,520	19,946

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2025	13

5.5SUMMARY OF QUARTERLY RESULTS

The following table presents the selected financial data for continuing operations for each of the past eight quarters of the Company.

	2025				2024
EUR 000	4Q25	3Q25	2Q25	1Q25	4Q24	3Q24	2Q24	1Q24
Revenue	27,686	26,804	26,079	25,505	27,160	26,169	24,861	23,811
Operating income (loss)	(88)	(1,202)	(2,348)	(1,680)	(654)	(406)	(1,215)	(1,268)
EBITDA	4,419	4,027	2,621	3,040	4,039	3,924	2,779	2,609
Adjusted EBITDA	4,561	4,445	3,459	4,084	4,682	4,083	3,615	3,411
Loss per share - Basic	(0.05)	(0.09)	(0.00)	(0.11)	(0.03)	(0.01)	(0.10)	(0.08)
Loss per share - Diluted	(0.05)	(0.09)	(0.00)	(0.11)	(0.03)	(0.01)	(0.10)	(0.08)

5.6LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal source of liquidity is its cash generated from operations. The Company also uses debt financing facilities, which provide additional capital to be used for operation expenditure and for the achievement of greater financial flexibility.

Promissory note

On April 24, 2024, the Company obtained a secured promissory note in the principal amount of USD 7.0m from a member of management. The secured promissory note matured on April 24, 2025, with an extension agreed to September 15, 2025. It bore an interest at an annual rate of 14%, payable quarterly. During the year ended December 31, 2025, the Company fully repaid the USD 7.0m secured promissory note.

Revolving credit facility

On September 12, 2025, the Company entered into a financing agreement with a Tier One Canadian financial institution for certain revolving credit facilities for a maximum aggregate amount of up to USD 6.0m. The associated securities, customary legal and financial covenants, and applicable interest rates are disclosed in the notes of consolidated financial statements. The drawn down balance on this facility is CAD 4.5m in CDN$ Term CORRA loans and CAD 1.1m in CDN$ Prime Rate loans as at December 31, 2025.

The Company calculates its working capital requirements from continuing operations as follows:

	As at	As at
	December 31,	December 31,
EUR 000	2025	2024
Cash and cash equivalents	6,658	10,467
Trade and other receivables	21,122	20,072
Prepaid expenses and other assets	3,905	2,624
Current liabilities excluding loans payable and deferred consideration	(29,182)	(21,291)
Net working capital	2,503	11,872
Loans payable	(3,512)	(6,579)
Deferred consideration -current	—	(1,244)
Net current assets	(1,009)	4,049

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On December 31, 2025, deferred consideration is EUR nil (December 31, 2024: EUR 1.2m), following the settlement of the third anniversary payment related to the acquisition of Spin during the second quarter of 2025.

The undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at December 31, 2025 are below:

	2026	2027	2028	2029	2030	Thereafter	Total
Trade payables and other liabilities	25,520	—	—	—	—	—	25,520
Lease obligations on right of use assets	1,422	1,441	1,001	289	118	—	4,271
Loans payable	3,495	—	—	—	—	—	3,495
Share appreciation rights liability	315	1,697	1,697	—	—	—	3,709
Other non-current liabilities	4	11	53	10	14	504	596
	30,756	3,149	2,751	299	132	504	37,591

MARKET RISK

The Company is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

FOREIGN CURRENCY EXCHANGE RISK

The Company is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than EUR, which is both the reporting currency and primary contracting currency of the Company’s customers. Accordingly, changes in exchange rates may in the future reduce the purchasing power of the Company’s customers thereby potentially negatively affecting the Company’s revenue and other operating results.

The Company has experienced and will continue to experience fluctuations in its net income (loss) as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

LIQUIDITY RISK

The Company is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Company manages liquidity risk by continuously monitoring its forecasted and actual cash flows, and matching maturity profiles of financial assets and liabilities.

5.7CASH FLOW SUMMARY

The highlights of cash flow from continuing operations include:

	Year Ended December 31,
EUR 000	2025	2024
Operating activities	17,934	11,161
Investing activities	(15,714)	(13,166)
Financing activities	(4,881)	3,613
Effect of foreign exchange	(1,148)	63
Net cash flow	(3,809)	1,671

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2025	15

Cash flows used in investing activities is primarily due to additions to intangible assets of EUR 14.5m (year ended December 31, 2024: EUR 12.1m).

	Year Ended December 31,
EUR 000	2025	2024
Purchases of property and equipment	(364)	(1,057)
Additions in intangible assets	(14,491)	(12,109)
Loan receivables	(400)	—
Investment in associates	(459)	—
Cash flows used in investing activities	(15,714)	(13,166)

During the year ended December 31, 2025, cash flows used in financing activities mainly consisted of proceeds from revolving credit facility of EUR 3.5m (year ended December 31, 2024: promissory note of EUR 6.5m), repayment of promissory note of EUR 6.1m (year ended December 31, 2025: EUR nil), repayment of convertible debt of EUR nil (year ended December 31, 2024: 1.4m), repayment of lease liability of EUR 1.3m (year ended December 31, 2024: EUR 0.8m) and interest and financing charges of EUR 1.0m (year ended December 31, 2024: EUR 1.1m).

	Year Ended December 31,
EUR 000	2025	2024
Proceeds from exercise of stock options	50	364
Repayment of convertible debt	—	(1,377)
Repayment of lease liability	(1,287)	(790)
Proceeds from (repayment of) loans	3,455	6,532
Loan receivables	(6,139)	—
Interest and financing fees	(960)	(1,116)
Cash flows used in financing activities	(4,881)	3,613

6TRANSACTIONS BETWEEN RELATED PARTIES

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed in this note.

All related party transactions and balances disclosed in the note below relate to individuals or entities that met the definition of a related party in accordance with IAS 24 at the time the transactions occurred. Where individuals or entities ceased to meet this definition, transactions and balances are disclosed only for the period during which the related party relationship existed.

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team.

Transactions with Shareholders, Key Management Personnel and Members of the Board of Directors

Transactions recorded in the consolidated statements of loss and comprehensive loss between the Company and its shareholders, key management personnel and the Board of Directors are set out in aggregate as follows:

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		Year Ended December 31,
	'	2025	2024
Salaries and subcontractors		(2,489)	(3,521)
Share based compensation		(881)	(698)
		(3,370)	(4,219)

Transactions with Wild Streak and Spin Vendors

Certain vendors in the sale of Wild Streak and Spin subsequently became employees and directors of the Company. Transactions recorded in the consolidated statements of loss and comprehensive loss between the Company and these employees are set out in aggregate as follows:

	Year Ended December 31,
	2025	2024
Salaries and subcontractors	—	(1,858)
Share based compensation	—	(16)
Gain on remeasurement of deferred consideration	—	132
Interest and financing fees	—	(1,045)
	—	(2,787)

Balances due to/from key management personnel, Board of Directors and Wild Streak and Spin vendors who subsequently became employees and directors of the Company are set out in aggregate as follows:

Consolidated statements of financial position	As at	As at
	December 31,	December 31,
	2025	2024
Accrued liabilities	(382)	(1,857)
Deferred consideration - current	—	(1,244)
Loans payable	—	(6,579)
Net related party payable	(382)	(9,680)

Other transactions with key management personnel, Board of Directors and Wild Streak and Spin vendors who subsequently became employees and directors of the Company are set out in aggregate as follows:

Consolidated statements of changes in equity	Year Ended December 31,
	2025	2024
Shares issued as deferred consideration to Wild Streak Vendors
Shares to be issued	—	(3,491)
Share capital	—	3,491
Shares issued as consideration to Spin Vendors
Share capital	—	2,139
Exercise of DSUs, RSUs and FSOs
Contributed surplus	(780)	(2,698)
Share capital	817	2,968
Net movement in equity	37	2,409

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2025	17

Consolidated statements of cash flows	Year Ended December 31,
	2025	2024
Proceeds from loan	—	6,532
Interest paid on loan	—	(454)
Proceeds from exercise of options	37	270
Net cash inflow	37	6,348

7DISCLOSURE OF OUTSTANDING SHARE DATA

The number of equity-based instruments granted or issued may be summarized as follows:

	December 31,	March 19,
	2025	2026
Common Shares	25,553,293	25,574,284
Warrants	979,048	979,048
Fixed Stock Options	877,176	877,176
Restricted Share Units	100,000	100,000
Deferred Share Units	26,666	26,666
	27,536,183	27,557,174

8       CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements requires management to make estimates and judgments in applying the Company’s accounting policies that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes.

Within the context of these consolidated financial statements, a judgment is a decision made by management in respect of the application of an accounting policy, a recognized or unrecognized financial statement amount and/or note disclosure, following an analysis of relevant information that may include estimates and assumptions. Estimates and assumptions are used mainly in determining the measurement of balances recognized or disclosed in the consolidated financial statements and are based on a set of underlying data that may include management’s historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances.

Management continually evaluates the estimates and judgments it uses.

The following are the accounting policies subject to judgments and key sources of estimation uncertainty that the Company believes could have the most significant impact on the amounts recognized in the consolidated financial statements. The Company’s significant accounting policies are disclosed in Note 2 of the 2025 financial statements.

Impairment of non-financial assets (property and equipment, right-of-use assets, intangible assets and goodwill)

-	Judgments made in relation to accounting policies applied

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Management is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing property and equipment, intangible assets and right-of-use assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment.

The Company has determined that Oryx, Wild Streak and Spin are a single CGU for the purposes of property and equipment, intangible assets and right-of-use asset impairment testing. For the purpose of goodwill impairment testing, CGUs are grouped at the lowest level at which goodwill is monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.

-	Key sources of estimation

In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. The Company determines fair value less costs to sell using such estimates as market rental rates for comparable properties, recoverable operating costs for leases with tenants, non-recoverable operating costs, discount rates, capitalization rates and terminal capitalization rates. The Company determines value in use by using estimates including projected future revenues, earnings and capital investment consistent with strategic plans presented to the Board. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.

Impairment of accounts receivable

In each stage of the ECL impairment model, impairment is determined based on the probability of default, loss given default, and expected exposure to loss at default. The application of the ECL model requires management to apply the following significant judgments, assumptions, and estimations:

-

movement of impairment measurement between the three stages of the ECL model, based on the assessment of the increase in credit risks on accounts receivables. The assessment of changes in credit risks includes qualitative and quantitative factors of the accounts, such as historical credit loss experience;

-	thresholds for significant increase in credit risks based on changes in probability of default over the expected life of the instrument relative to initial recognition; and
-	forecasts of future economic conditions.

Leases

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate lease term on a lease-by-lease basis. Management considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option including investments in major leaseholds and past business practice and the length of time remaining before the option is exercisable. The periods covered by renewal options are only included in the lease term if management is reasonably certain to renew. Management considers reasonably certain to be a high threshold. Changes in the economic environment or changes in the office rental industry may impact management’s assessment of lease term, and any changes in management’s estimate of lease terms may have a material impact on the Company’s consolidated statements of financial position and consolidated statements of loss and comprehensive loss.

-	Key sources of estimation

In determining the carrying amount of right-of-use assets and lease liabilities, the Company is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2025	19

determined. Management determines the incremental borrowing rate using a base risk-free interest rate estimated by reference to the bond yield with an adjustment that reflects the Company’s credit rating, the security, lease term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change due to changes in the business and macroeconomic environment.

Warrants, share options and share appreciation rights

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the model used and the inputs therein to evaluate the value of share option and share appreciation right grants and issued warrants. Management considers all facts and circumstances for each grant issuance on an individual basis.

-	Key sources of estimation

In determining the fair value of warrants and share options, the Company is required to estimate the future volatility of the market value of the Company’s shares by reference to its historical volatility over the previous years, a risk-free interest rate estimated by reference to the Government of Canada bond yield, and a dividend yield of nil.

Long-term employee benefits obligations

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of severance pay upon retirement and awards for years of service that certain employees have earned in return for their service. A calculation is made for each employee taking into account the cost of severance pay upon retirement due under the contract of employment and the cost of all expected awards for years of service with the Company until retirement.

Long-term employee benefits obligations

-	Key sources of estimation

In determining the present value of liabilities to certain employees, the Company performs actuarial calculations in accordance with IAS 19 Employee Benefits applying the Projected Unit Credit Method to measure obligations and costs. Various assumptions are applied including retirement age, mortality, average salary of an individual and growth in income in future years.

Convertible debt

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of each separately identifiable component in the convertible debt instrument. Embedded derivatives such as conversion and buy-back options are measured at fair value through profit and loss and remeasured at each reporting period. The host debt liability is measured at amortised cost and amortised over the life of the instrument. Residual amounts, if any, from the transaction price after deducting the fair value of derivative liabilities and host debt are allocated to warrants if issued as part of the convertible debt.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2025	20

-	Key sources of estimation

In determining the present value of conversion options, the Company has performed Monte-Carlo simulations modelled as a series of call options with inputs including strike price, stock price Volume-Weighted Average Price (VWAP), annualized volatility and risk-free rate.

In respect of buy-back options, the Company has employed a Black Scholes valuation, adding an early exercise premium. Inputs and assumptions include share price, risk free rate, volatility and exercise price.

The fair value of the host debt liability is determined using a discounted cash flow method at an appropriate market participant discount rate.

9.   CHANGES IN ACCOUNTING POLICIES

a)	New standards, interpretations and amendments adopted from January 1, 2025

The following amendments are effective for the period beginning January 1, 2025:

●	Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates)

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to clarify how an entity determines whether a currency is exchangeable and how it estimates a spot exchange rate when exchangeability is lacking.

The amendments:

o	Introduce a definition of when a currency is exchangeable into another currency.
o	Provide application guidance for determining the exchange rate when exchangeability is lacking.
o	Require additional disclosures when a currency cannot be exchanged at the measurement date.

These amendments had no effect on the consolidated financial statements of the Group.

b)	New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early.

The following amendments are effective for the annual reporting period beginning 1 January 2026:

●	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 Financial Instruments and IFRS 7)
●	Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7)
●	Annual Improvements to IFRS Accounting Standards – Volume 11

The following standards and amendments are effective for the annual reporting period beginning 1 January 2027:

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2025	21

●	IFRS 18 Presentation and Disclosure in Financial Statements
●	IFRS 19 Subsidiaries without Public Accountability: Disclosures.

There are no new standards and amendments identified for the annual reporting period beginning 1 January 2028.

The Company is currently assessing the effect of these new accounting standards and amendments.

Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments, Contracts Referencing Nature-dependent Electricity, and Annual Improvements to IFRS Accounting Standards – Volume 11, effective for annual periods beginning 1 January 2026, clarify the classification and measurement of financial instruments (including ESG-linked features), provide guidance for certain electricity contracts, and address minor wording improvements across various standards. The Company does not expect those amendments to impact its operations or consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements, issued by the IASB in April 2024, supersedes IAS 1 and will result in consequential amendments to IFRS Accounting Standards, including IAS 8. Although IFRS 18 does not affect recognition or measurement, it is expected to significantly impact the presentation and disclosure of certain items, including categorization and subtotals in the statement of profit or loss, aggregation and labeling of information, and disclosure of management-defined performance measures.

IFRS 19 Subsidiaries without Public Accountability: Disclosures, issued in May 2024, allows eligible subsidiaries to apply reduced disclosure requirements. The Company does not expect this standard to impact its operations or consolidated financial statements.

10MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based on a review of the Company’s internal control procedures, the Company’s Chief Executive Officer and Chief Financial Officer believe its internal controls and procedures are appropriately designed as at the date of this MD&A.

There have been no material changes in the Company’s internal control over financial reporting during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. The Company continues to review and improve our internal control environment and enhancements have been made throughout the year.

Disclosure controls and procedures

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, which is required to be disclosed by the Company in its filings or required to be submitted by the Company under securities legislation is recorded, processed and summarized and reported within specified time periods. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at the date of this MD&A and have concluded that these controls and procedures were appropriately designed.

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11GOING CONCERN STATEMENT

Current global financial conditions continue to be subject to volatility and uncertainty, and access to debt or equity financing has been, and may continue to be, negatively impacted. These factors, including geopolitical developments, evolving monetary policies, regulatory and legislative changes, and fluctuations in capital markets, may affect the ability of the Company to obtain equity or debt financing in the future, whether on terms favourable to the Company or at all. If elevated levels of market volatility persist or worsen, the Company’s operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

Although inflationary pressures have moderated from prior peak levels, inflation remains elevated in certain jurisdictions and interest rates continue to be higher than historical norms. Higher borrowing costs, labour expenses and input costs, including due to supply chain disruptions, together with constrained consumer spending and slower economic growth, may adversely affect economic conditions in Canada, the United States, Europe and other developed economies. Governmental and central bank efforts to manage inflation, including adjustments to interest rates and other policy measures, may negatively impact the level of economic activity. There can be no assurance that inflation will continue to moderate or that economic conditions will improve, and sustained inflation, elevated interest rates or economic slowdown may have a material adverse impact on the Company.

12ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s annual information form, quarterly and annual reports and supplementary information is available on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov/searchy-filings under the Company’s name. Press releases and other information are also available in the Investor section of the Company’s website at www.bragg.group.

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